THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

720 EAST WISCONSIN AVENUE, MILWAUKEE, WISCONSIN 53202

TERMINAL ILLNESS BENEFIT

ACCELERATED DEATH BENEFIT

This Benefit is made part of the Policy to which it is attached and is subject to the Policy’s provisions, terms, conditions, limitations, and exclusions.

This Benefit may be taxable. Before requesting payment under this Benefit, please consult your legal or tax professional.

Upon a request to accelerate the death benefit under this Benefit, and upon an accelerated death benefit payment made under this Benefit, the Owner and any irrevocable beneficiary will be given a statement demonstrating the effect of the acceleration of the payment of death benefits on the cash value, death benefit, premium, cost of insurance charges, and policy loans on this Policy.

If an accelerated death benefit payment is made under this Benefit, the Death Benefit, Specified Amount, Contract Fund Value and Loan Value under this Policy, if applicable, will be reduced.

An accelerated death benefit payment will not be allowed if the Owner is required to request the payment by any third party (including any creditor, governmental agency, trustee in bankruptcy, or any other person) or as the result of a court order.

This Benefit does not provide for long-term care insurance or for nursing home care insurance.

SECTION A. GENERAL TERMS

Terminal Illness Death Benefit Amount. The Terminal Illness Death Benefit Amount for this Benefit will be calculated by the Company and is equal to the Death Benefit at the time this Benefit is requested and does not include dividends payable upon the second death, if any.

Eligible Death Benefit Amount. The maximum amount of Death Benefit that can be accelerated at the time this Benefit is requested and is equal to 75% of the Terminal Illness Death Benefit Amount, but shall not exceed $1 million.

Requested Death Benefit Amount. The portion of the Terminal Illness Death Benefit Amount that the Owner requests to be accelerated. This amount must be at least the minimum amount set by the Company (such minimum will not exceed $25,000) but not greater than the Eligible Death Benefit Amount.

Administrative Fee. A charge up to $250 that the Company may impose to pay for administrative expenses.

Declared Interest Rate. The greater of (a) the effective annual yield on 90-day Treasury Bills as of the date of application for an accelerated payment or (b) the rate of the Moody’s Corporate Bond Yield Averages - Monthly Average Corporates published by Moody’s Investor Services, Inc., or successor thereto, for the calendar month ending two months before the date of request for this Benefit.

Loan Adjustment. An amount equal to the Requested Death Benefit Amount divided by the Terminal Illness Death Benefit Amount multiplied by any Policy Debt.

Accelerated Payment Amount. An amount equal to:

•	the Requested Death Benefit Amount; less

•	twelve months of interest on the Requested Death Benefit Amount at the Declared Interest Rate; less

•	the Administrative Fee; less

•	the Loan Adjustment; less

•	any required minimum premium due as described in the Grace Period (Section 4.5) of this Policy.

Licensed Physician. A doctor of medicine or osteopathy authorized to practice medicine and surgery by the state in which he or she performs such functions or action in the United States or Canada. The Licensed

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Physician cannot be the surviving Insured, Owner, or a spouse, mother-in-law, father-in-law, stepparent, or the natural or adoptive brother, sister, parent, grandparent, or child of the Owner or surviving Insured.

Terminal Illness. An illness certified by a Licensed Physician that is reasonably expected to result in death in six months or less from the date of the certification by the Licensed Physician.

SECTION B. TERMINAL ILLNESS BENEFIT

After the death of one of the Insureds, the Company will pay an Accelerated Payment Amount to the Owner as an immediate one-time lump sum if:

•	the surviving Insured has a Terminal Illness;

•	the Conditions of Payment (Section D) are satisfied; and

•	the claim requirements (Section E) are satisfied.

There is no Monthly Policy Charge associated with this Benefit.

The amount payable under this Benefit shall not be less than the amount available upon surrender multiplied by the percentage of the death benefit that is being accelerated.

Any benefits paid under this Benefit, including those paid after the second death but before the Company received notice of that death, will reduce the Death Benefit that is paid on the second death as described in Section C. This Benefit will not be paid if the Company receives notification of the second death before the Accelerated Payment Amount is sent to the Owner.

SECTION C. EFFECT OF THE ACCELERATED PAYMENT AMOUNT ON POLICY VALUES

After the Company makes a payment under this Benefit, the Policy remains in force with the following adjustments to the Policy values:

•	the Death Benefit Option is changed to Option A if Option A is not in effect at the time of payment;

•	the Death Benefit will be reduced by the Requested Death Benefit Amount;

•	the Specified Amount will be reduced proportionately to the reduction in Death Benefit;

•	the Eligible Death Benefit Amount will be reduced to zero;

•

the Contract Fund Value will be reduced proportionately to the reduction in Death Benefit (reductions from Contract Fund Value are apportioned among the Divisions and/or the NM Strength and Stability Account in proportion to the amounts in the Divisions and/or the NM Strength and Stability Account);

•	any Policy Debt will be reduced by the Loan Adjustment (Section A); and

•	if applicable, the Selected Monthly Premium under a Waiver Benefit will be reduced proportionately to the reduction in Death Benefit.

Upon payment of the Accelerated Payment Amount, the Company will furnish updated specification pages to reflect the new Policy values, and the Company’s liability under this Policy for the Requested Death Benefit Amount ends.

Following payment of the Accelerated Payment Amount, Death Benefit Option changes are not permitted.

SECTION D. CONDITIONS OF PAYMENT

The Company must receive the Owner’s voluntary written request for a payment under this Benefit. The Company will pay the Accelerated Payment Amount if all of the following conditions are met:

•	the Policy is not collaterally assigned;

•	the Policy was not issued by dividing a policy into two or more policies;

•	the Policy is not the result of a partial term conversion;

•	the claim has been approved;

•	the Policy is in force; and

•	if applicable, the Company has received written approval to make a payment under this Benefit from any irrevocable beneficiary.

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SECTION E. CLAIMS FOR TERMINAL ILLNESS BENEFIT

Before the Accelerated Payment Amount is paid under this Benefit, the Company will require the Owner to provide proof that is satisfactory to the Company of the surviving Insured’s Terminal Illness. This proof must include the certification of a Licensed Physician describing the surviving Insured’s health condition and stating that the condition is reasonably expected to result in death of the surviving Insured in six months or less.

The Company reserves the right to obtain a second opinion as to the surviving Insured’s health at its own expense. In the event of conflicting opinions between the surviving Insured’s Licensed Physician and the Licensed Physician of the Company’s choice, eligibility for this Benefit will be determined by a third opinion provided by a Licensed Physician that is mutually acceptable to the Company and the surviving Insured. Such third opinion will be at the Company’s expense.

The Company can also require proof that the other Insured has predeceased the surviving Insured.

Request for Claim. To make a claim for this Benefit, the Company must receive a written request from the Owner. The request should:

•	include the surviving Insured’s name, Policy number, and Requested Death Benefit Amount; and

•	be sent to the Company or be given to an authorized agent of the Company. Mail sent to the Company should be addressed as follows:

The Northwestern Mutual Life Insurance Company

720 East Wisconsin Avenue

Milwaukee, WI 53202

Claim Forms. The Company will furnish claim forms within 15 days after receiving notice of claim. These forms must be completed by the Owner, the surviving Insured (or his or her representative if the surviving Insured is incapable), and the surviving Insured’s Licensed Physician. If these forms are not furnished by the Company within the 15-day period, this initial written proof of the surviving Insured’s Terminal Illness may be made by providing a written statement of the Terminal Illness without the use of the Company forms.

Payment. Any payments made under this Benefit will be paid to the Owner or Owner’s Estate while the surviving Insured is living, unless the Benefit has been otherwise assigned or designated by the Owner. Claims under this Benefit must be requested voluntarily by the Owner. This Benefit provides for the payment of a portion of the proceeds of this Policy normally payable at the second death. This Benefit is not meant to cause the Owner to involuntarily obtain proceeds that ultimately would be payable to the Beneficiary.

Authorizations. The Company will furnish the surviving Insured (or his or her representative if the surviving Insured is incapable) with authorizations to obtain and disclose medical records. These authorizations must be signed by the surviving Insured without alterations and returned to the Company.

SECTION F. TERMINATION

This Benefit will terminate on the earliest of the following dates:

•	the date on which a payment has been paid under this Benefit (Section B);

•	the date on which the Home Office receives the Owner’s written request to terminate this Benefit; or

•	the date of termination of the Policy.

Termination of this Benefit will not prejudice a payment under this Benefit for a Terminal Illness that occurred while this Benefit was in force.

Secretary
THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

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